UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EVOLVING SYSTEMS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

30049R209
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,250,000 shares of Common Stock (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,250,000 shares of Common Stock (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,250,000 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% of outstanding shares of Common Stock (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

(2)
This calculation is rounded down to the nearest tenth and is based upon 12,527,907 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2017 (File No. 001-34261).

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 3 of 5 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 4") amends the Schedule 13D filed on April 27, 2017 (the "Original Schedule 13D"), as amended on June 13, 2017 ("Amendment No. 1"), August 3, 2017 ("Amendment No. 2") and November 13, 2017 ("Amendment No. 3").  The Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the "Schedule 13D".  Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given them in the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3).  The Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3) remains in full force and effect, except as specifically amended by this Amendment No. 4.
Item 3.      Source and Amount of Funds or Other Consideration.
The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As of November 28, 2017, the Reporting Person had purchased an aggregate of 1,250,000 Shares over the course of various prior purchases totaling approximately $5.8 million.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
		Shares Beneficially Owned by Reporting Person[1]	Percent of Class[2]
(a) and (b)	Sole Voting Power	1,250,000	9.9%
	Shared Voting Power	-0-	0%

1       The Reporting Person is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.  The Reporting Person is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM).  PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person.

2       This calculation is rounded down to the nearest tenth and is based upon 12,527,907 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2017 (File No. 001-34261).

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 4 of 5 Pages

	Shares Beneficially Owned by Reporting Person[1]	Percent of Class[2]
Sole Dispositive Power	1,250,000	9.9%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	1,250,000	9.9%

(c)
The following table sets forth all transactions in the Shares effected by the Reporting Person during the sixty days preceding the filing of this Amendment No. 4 or since the filing of Amendment No. 3, whichever is less. All such transactions were effected in the open market through various brokerage entities, and the reported price per share excludes brokerage commissions.  The Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	Maximum Price ($)	Minimum Price ($)
11/21/17	106,250	$4.6225	$4.6500	$4.6000
11/27/17	25,000	$4.5500	$4.5500	$4.5500

(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.

CUSIP No. 30049R209	SCHEDULE 13D/A	Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2017
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Douglas Kline
Name: Douglas Kline Title: Chief Operating Officer